                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1


                           ISTA Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45031X 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Theodore W. Baker
                                14 Nassau Street
                               Princeton, NJ 08542
                                 (609) 921-3633
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 19, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

CUSIP No.  45031X 10 5             Schedule 13D/A             Page 2 of 17 Pages


--------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   LLURA L. GUND, as trustee for the Dionis Trust, the Gordon Gund - Grant Gund Trust, the Gordon
                   Gund - G. Zachary Gund Trust, the Anna Barrows Beakey 1998 Trust and the Katharine Barrows
                   Dadagian 1998 Trust
--------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
--------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS (See Instructions)

                   OO, BK
--------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  371,840
                                ------------------------------------------------------------------------------------------------
          NUMBER OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             369,645
           OWNED BY             ------------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH
                                                  371,840
                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  369,645
--------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            741,485
--------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)

                            5.5%
--------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No.  45031X 10 5             Schedule 13D/A             Page 3 of 17 Pages


--------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   GRANT GUND, individually, and as trustee for the Gordon Gund - Grant Gund Generation Skipping
                   Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust
--------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
--------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS (See Instructions)

                   OO
--------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  8,080
                                ------------------------------------------------------------------------------------------------
          NUMBER OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             7,000
           OWNED BY             ------------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH
                                                  8,080
                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  7,000
--------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            15,080
--------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .06%
--------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No.  45031X 10 5             Schedule 13D/A             Page 4 of 17 Pages


--------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   G. ZACHARY GUND, individually, and as trustee for the Gordon Gund - G. Zachary Gund
                   Generation Skipping Trust
--------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
--------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS (See Instructions)

                   OO
--------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  8,080
                                ------------------------------------------------------------------------------------------------
          NUMBER OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             5,000
           OWNED BY             ------------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH
                                                  8,080
                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  5,000
--------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            13,080
--------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .04%
--------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No.  45031X 10 5             Schedule 13D/A             Page 5 of 17 Pages


--------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   GORDON GUND, as trustee for the Dionis Trust
--------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
--------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS (See Instructions)

                   OO, BK
--------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  -0-
                                ------------------------------------------------------------------------------------------------
          NUMBER OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             368,645
           OWNED BY             ------------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH
                                                  -0-
                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  368,645
--------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            368,645
--------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            2.76%
--------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No.  45031X 10 5             Schedule 13D/A             Page 6 of 17 Pages


--------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   RICHARD T. WATSON, as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping
                   Trust and the Gordon Gund - Grant Gund Generation Skipping Trust
--------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
--------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS (See Instructions)

                   OO
--------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  -0-
                                ------------------------------------------------------------------------------------------------
          NUMBER OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             10,000
           OWNED BY             ------------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH
                                                  -0-
                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  10,000
--------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            10,000
--------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .08%
--------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No.  45031X 10 5             Schedule 13D/A             Page 7 of 17 Pages


--------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   REBECCA H. DENT, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the
                   Gordon Gund - G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and
                   the Grant Owen Gund Gift Trust
--------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
--------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS (See Instructions)

                   OO
--------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  -0-
                                ------------------------------------------------------------------------------------------------
          NUMBER OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             12,000
           OWNED BY             ------------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH
                                                  -0-
                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  12,000
--------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            12,000
--------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .09%
--------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No.  45031X 10 5             Schedule 13D/A             Page 8 of 17 Pages


--------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   GEORGE GUND III, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust and
                   the Gordon Gund - G. Zachary Gund Generation Skipping Trust
--------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
--------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS (See Instructions)

                   OO
--------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  -0-
                                ------------------------------------------------------------------------------------------------
          NUMBER OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             10,000
           OWNED BY             ------------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH
                                                  -0-
                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  10,000
--------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            10,000
--------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .08%
--------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No.  45031X 10 5             Schedule 13D/A             Page 9 of 17 Pages


--------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   GAIL BARROWS, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows
                   Dadagian 1998 Trust
--------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
--------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS (See Instructions)

                   OO
--------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) OR 2(e)                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER

                                                  -0-
                                ------------------------------------------------------------------------------------------------
          NUMBER OF                8     SHARED VOTING POWER
            SHARES
         BENEFICIALLY                             1,000
           OWNED BY             ------------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH
                                                  -0-
                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER

                                                  1,000
--------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,000
--------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (See Instructions)                                                                      [ ]
--------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .008%
--------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON (See Instructions)

                   IN
--------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 45031X 10 5         Schedule 13D/A                 Page 10 of 17 Pages

        This Amendment No. 1 ("Amendment No.1") amends and supplements the
Schedule 13D as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebeccca H. Dent, George Gund III and Gail Barrows on October 1, 2002 (as so amended, the "Schedule 13D"). All share numbers referenced in this Amendment No. 1 reflect the Issuer's 10-to-1 reverse stock split effective on November 13, 2002. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings ascribed to them in the Schedule 13D.

        The tables of the Schedule 13D are amended and restated in their entirety as set forth herein.

ITEM 2 (a) - (c) OF THE SCHEDULE 13D, "IDENTITY AND BACKGROUND," IS HEREBY AMENDED BY DELETING THE LAST PARAGRAPH THEREOF AND INSERTING THE FOLLOWING:

        The Reporting Persons, in the aggregate, beneficially own 769,645 shares of Common Stock (of which 672,157 shares of Common Stock are currently outstanding, and 97,368 shares of Common Stock are issuable by ISTA upon the exercise of warrants held by certain of the Reporting Persons) or 5.8% of the Common Stock of the Issuer based on 1,709,264 shares outstanding as of October 31, 2002 as reported in the Quarterly Report on Form 10-Q of the Issuer filed on November 14, 2002 and 11,578,926 shares issued pursuant to the Amended PIPES Agreement (as defined below) and the Note and Warrant Agreement. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

ITEM 3 OF THE SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION," IS HEREBY AMENDED BY ADDING THE FOLLOWING:

        At the closing of the PIPES Agreement, as amended (the "Amended PIPES Agreement"), on November 19, 2002 (the "PIPES Closing" or the PIPES Closing Date"), the Recent Purchasing Trusts purchased for cash consideration of $1,300,000 (a) 342,104 shares of Common Stock (the "Gund PIPES Shares") and (b) five year warrants that are immediately exercisable and may be exercised in whole or in part at any time and from time-to-time to purchase 51,316 shares of Common Stock (the "Gund PIPES Warrants and together with the Gund PIPES Shares, the "Gund PIPES Securities") at a price per share of Common Stock of $3.80.

        At the PIPES Closing, the Recent Purchasing Trusts also converted Notes of the Issuer with a face value of $700,000 into Common Stock at a conversion price of $3.80 per share of Common Stock. Such Notes were purchased by the Recent Purchasing Trusts on September 19, 2002.

        The funds used by the Recent Purchasing Trusts to acquire the Gund PIPES Securities were borrowed by the Recent Purchasing Trusts from Key Bank under pre-existing lines of credit.

        References to and descriptions of the PIPES Agreement, the Amended PIPES Agreement and the Gund PIPES Warrants as set forth in this Item 3 are qualified in their entirety by reference to the PIPES Agreement, the Form of Warrant issued under the Amended PIPES Agreement and the Amended PIPES Agreement included in Exhibits D, E and H, respectively, to the Schedule 13D, which agreements are incorporated in their entirety in this Item 3.

CUSIP No. 45031X 10 5         Schedule 13D/A                 Page 11 of 17 Pages

ITEM 4 OF THE SCHEDULE 13D, "PURPOSE OF TRANSACTION" IS AMENDED BY ADDING THE
FOLLOWING:

        The Reporting Persons purchased the Gund PIPES Securities for investment purposes only. The Reporting Persons retain the right to change their investment intent.

        Pursuant to the Amended PIPES Agreement, George M. Lasezkay, Wayne I. Roe, Benjamin F. McGraw III and John H. Parrish resigned from the board of the Issuer on the PIPES Closing Date.

        Pursuant to the Amended PIPES Agreement, the Issuer amended its certificate of incorporation on November 12, 2002 to effect a reverse stock split of the Common Stock whereby the Issuer issued one new share of common stock in exchange for 10 shares of its outstanding Common Stock.

        Pursuant to the Amended PIPES Agreement, the Issuer amended its bylaws at the PIPES Closing to provide the following:

        (1) The Issuer's board of directors will have nine members.

        (2) The Issuer's board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and rules and regulations adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies (the "NASD Rules"), and which shall consist of three members of the board of directors.

        (3) The Issuer's board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the Issuer's nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of the Issuer, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors.

        (4) The Issuer's board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the Issuer's compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved for issuance under the Issuer's stock incentive plans, and setting employee compensation guidelines.

        (5) After the closing of the Amended PIPES Agreement, the Issuer will not, without the approval of a majority of the total number of directors then in office:

                (a) authorize, offer, sell, or issue any equity or debt securities of the Issuer or any of its subsidiaries.

                (b) incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of $1,000,000.

                (c) grant a security interest in assets of the Issuer or any of its subsidiaries which individually or in the aggregate secures an obligation having a value in excess of $500,000.

CUSIP No. 45031X 10 5         Schedule 13D/A                 Page 12 of 17 Pages

                (d) sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material intellectual property or any intellectual property, whether or not material, relating to pharmaceuticals or biologics.

                (e) purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics.

                (f) approve any annual business plan or budget or any material revisions thereto.

                (g) hire or terminate any executive officer of the Issuer, including its Chief Executive Officer and Chief Financial Officer.

        References to and descriptions of the Amended PIPES Agreement as set forth in this Item 4 are qualified in their entirety by reference to the PIPES Agreement, the Form of Warrant issued under the Amended PIPES Agreement and the Amended PIPES Agreement included as Exhibits D, E and H, respectively, to the
Schedule 13D, which agreements are incorporated in their entirety in this Item
4.

ITEM 5 (a) - (b) OF THE SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER," IS AMENDED ADDING THE FOLLOWING:

        Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 769,645 shares of Common Stock (of which 672,157 shares of Common Stock are currently outstanding, and 97,368 shares of Common Stock are issuable by ISTA upon the exercise of warrants held by certain of the Reporting Persons) or 5.8% of the Common Stock of the Issuer based on 1,709,264 shares outstanding as of October 31, 2002 as reported in the Quarterly Report on Form 10-Q of the Issuer filed on November 14, 2002, and 11,578,926 shares issued pursuant to the Amended PIPES Agreement and the Note and Warrant Agreement. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

                LLURA L. GUND may be deemed to have beneficial ownership in the aggregate of 741,485 shares of Common Stock, which constitutes 5.5% of the outstanding Common Stock of the Issuer. Of these shares, Llura L. Gund has sole power to vote and sole power to dispose of an aggregate of 371,840 shares of Common Stock by virtue of her position as the sole trustee of certain trusts as listed below (includes 97,368 shares of Common Stock issuable upon exercise of the Bridge Warrants and the Gund PIPES Warrants due to the right to acquire these shares within 60 days) and may be deemed to have shared power to vote and shared power to dispose of 369,645 shares of Common Stock by virtue of her position as co-trustee of the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust, each of which own 500 shares of Common Stock, and of certain trusts as listed below (includes 97,368 shares of Common Stock issuable upon exercise of the Bridge Warrants and Gund PIPES Warrants due to the right to acquire these shares within 60 days). Listed below is the date of each purchase of Common Stock by the applicable trust, the number of shares purchased and the per share price.

CUSIP No. 45031X 10 5         Schedule 13D/A                 Page 13 of 17 Pages


        Gordon Gund - Grant Gund Trust (Ms. Gund serves as sole trustee)       185,920(1)

      Transaction          Date of Transaction       Number of Shares        Price Per Share
      -----------          -------------------       ----------------        ---------------
        Purchase                 9/19/02                  57,565(2)                $3.80

        Purchase                11/19/02                  98,355(3)                $3.80

  Conversion of Notes           11/19/02                  46,052                   $3.80

        Gordon Gund - G. Zachary Gund Trust (Ms. Gund serves as sole trustee)   185,920(4)

      Transaction          Date of Transaction       Number of Shares        Price Per Share
      -----------          -------------------       ----------------        ---------------
        Purchase                 9/19/02                  57,565(5)                $3.80

        Purchase                11/19/02                  98,355(6)                $3.80

  Conversion of Notes           11/19/02                  46,052                   $3.80

        Dionis Trust (Ms. Gund serves as co-trustee with Gordon Gund)          368,645(7)

      Transaction          Date of Transaction       Number of Shares        Price Per Share
      -----------          -------------------       ----------------        ---------------
        Purchase                 9/19/02                 115,131(8)                $3.80

        Purchase                11/19/02                 196,710(9)                $3.80

  Conversion of Notes           11/19/02                  92,105                   $3.80

----------------

        (1) Includes 24,342 shares of Common Stock issuable upon exercise of the Bridge Warrants and the Gund PIPES Warrants due to the right to acquire these shares within 60 days.

        (2) Includes 46,052 shares of Common Stock issuable upon conversion of the Notes and 11,513 shares of Common Stock issuable upon conversion of the Bridge Warrants.

        (3) Includes 85,526 shares of Common Stock and 12,829 shares of Common Stock issuable upon exercise of the Gund PIPES Warrants.

        (4) Includes 24,342 shares of Common Stock issuable upon exercise of the Bridge Warrants and the Gund PIPES Warrants due to the right to acquire these shares within 60 days.

        (5) Includes 46,052 shares of Common Stock issuable upon conversion of the Notes and 11,513 shares of Common Stock issuable upon conversion of the Bridge Warrants.

        (6) Includes 85,526 shares of Common Stock and 12,829 shares of Common Stock issuable upon exercise of the Gund PIPES Warrants.

        (7) Includes 48,684 shares of Common Stock issuable upon exercise of the Bridge Warrants and the Gund PIPES Warrants due to the right to acquire these shares within 60 days.

        (8) Includes 92,105 shares of Common Stock issuable upon conversion of the Notes and 23,026 shares of Common Stock issuable upon conversion of the Bridge Warrants.

CUSIP No. 45031X 10 5         Schedule 13D/A                 Page 14 of 17 Pages

        GRANT GUND may be deemed to have beneficial ownership in the aggregate of 15,080 shares of Common Stock, which constitutes .06% of the outstanding Common Stock of the Issuer. Of these shares, Grant Gund has sole power to vote and sole power to dispose of 8,080 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 7,000 shares of Common Stock by virtue of his position as co-trustee of certain trusts as listed below.

        G. ZACHARY GUND may be deemed to have beneficial ownership in the aggregate of 13,080 shares of Common Stock, which constitutes .04% of the outstanding Common Stock of the Issuer. Of these shares, G. Zachary Gund has sole power to vote and sole power to dispose of 8,080 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 5,000 shares by virtue of his position as co-trustee with Richard T. Watson, Rebecca H. Dent and George Gund III of the Gordon Gund - G. Zachary Gund Generation Skipping Trust.

        GORDON GUND, as co-trustee with Llura L. Gund for the Dionis Trust, may be deemed to have shared power to vote and shared power to dispose of 368,645 shares of Common Stock (includes 48,684 shares of Common Stock issuable upon exercise of the Bridge Warrants and Gund PIPES Warrants due to the right to acquire these shares within 60 days), which constitutes 2.76% of the outstanding Common Stock of the Issuer.

        Dionis Trust (Mr. Gund serves as co-trustee with Llura L. Gund)        368,645(10)

      Transaction          Date of Transaction       Number of Shares        Price Per Share
      -----------          -------------------       ----------------        ---------------
        Purchase                 9/19/02                 115,131(11)               $3.80

        Purchase                11/19/02                 196,710(12)               $3.80

  Conversion of Notes           11/19/02                  92,105                   $3.80

               In addition, Mr. Gordon Gund may be deemed to have beneficial ownership of the 371,840 shares of Common Stock (includes 48,684 shares of Common Stock issuable upon exercise of the Bridge Warrants and Gund PIPES Warrants due to the right to acquire these shares



--------------------

        (9) Includes 171,052 shares of Common Stock and 25,658 shares of Common Stock issuable upon exercise of the Gund PIPES Warrants.

        (10) Includes 48,684 shares of Common Stock issuable upon exercise of the Bridge Warrants and the Gund PIPES Warrants due to the right to acquire these shares within 60 days.

        (11) Includes 92,105 shares of Common Stock issuable upon conversion of the Notes and 23,026 shares of Common Stock issuable upon conversion of the Bridge Warrants.

        (12) Includes 171,052 shares of Common Stock and 25,658 shares of Common Stock issuable upon exercise of the Gund PIPES Warrants.

CUSIP No. 45031X 10 5         Schedule 13D/A                 Page 15 of 17 Pages

        within 60 days) beneficially owned by Llura L. Gund, his spouse, which represents 2.8% of the outstanding Common Stock of the Issuer. He disclaims beneficial ownership of these shares.

               RICHARD T. WATSON, as co-trustee with Grant Gund, Rebecca H. Dent and George Gund III for the Gordon Gund - Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Rebecca H. Dent and George Gund III for the Gordon Gund - G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 5,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 10,000 shares of Common Stock, which constitutes .08% of the outstanding Common Stock of the Issuer.

               REBECCA H. DENT may be deemed to have shared power to vote and shared power to dispose of an aggregate of 12,000 shares of Common Stock, which constitutes .09% of the outstanding Common Stock of the Issuer, by virtue of her position as co-trustee for certain trusts as indicated below.

               GEORGE GUND III, as co-trustee with Grant Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund - Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund - G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 5,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 10,000 shares of Common Stock, which constitutes .08% of the outstanding Common Stock of the Issuer.

               GAIL BARROWS, as co-trustee with Llura L. Gund for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust, may be deemed to have shared power to vote and shared power to dispose of 500 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 1,000 shares of Common Stock, which constitutes .008% of the outstanding Common Stock of the Issuer.

        (c) To the best of the Reporting Persons' knowledge, other than the transactions set forth herein this Schedule 13D, there have not been any transactions in the class of securities reported on that were effected during the past sixty days by the persons named in response to paragraph (a).

ITEM 6 OF THE SCHEDULE 13D, "CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER," IS AMENDED BY ADDING THE FOLLOWING:

        The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

        Pursuant to the Amended PIPES Agreement, the Reporting Persons entered into lock-up agreements with the Issuer (the "Lock-Up Agreements") whereby each agreed that, during the period beginning from the PIPES Closing and continuing to and including the date 180 days after the PIPES Closing, it will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any call option or purchase any put option with respect to, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock.

CUSIP No. 45031X 10 5         Schedule 13D/A                 Page 16 of 17 Pages

        References to and descriptions of the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the form of Lock-Up Agreement included as Exhibit I to this Amendment No. 1, which agreement is incorporated in its entirety in this Item 6.

        To the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7 OF THE SCHEDULE 13D, "MATERIAL TO BE FILED AS EXHIBITS," IS AMENDED BY ADDING THE FOLLOWING:

        H. Amendment to the ISTA Pharmaceuticals, Inc. Common Stock and Warrant Purchase Agreement dated as of November 12, 2002 by and among ISTA Pharmaceuticals, Inc. and the other signatories thereto.

        I. Form of Lock-Up agreement by and among ISTA Pharmaceuticals and the Reporting Persons.

CUSIP No. 45031X 10 5         Schedule 13D/A                 Page 17 of 17 Pages



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Date:  November 21, 2002



                                  /s/ Theodore W. Baker*
                                  -------------------------------------------
                                  Name: Theodore W. Baker
                                        Attorney-in-Fact for the Reporting
                                        Persons

* The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons was attached to the Schedule 13D filed by the Reporting Persons on October 1, 2002 as Exhibit G.

                                  EXHIBIT INDEX


        H. Amendment to the ISTA Pharmaceuticals, Inc. Common Stock and Warrant Purchase Agreement dated as of November 12, 2002 by and among ISTA Pharmaceuticals, Inc. and the other signatories. (Incorporated by reference to Exhibit K to the Schedule 13D/A of Sanderling Venture Partners V Co-Investment Fund, L.P. filed with the Commission on November 20, 2002).

        I. Form of Lock-Up agreement by and among ISTA Pharmaceuticals and the Reporting Persons. (Incorporated by reference to Exhibit L to the Schedule 13D/A of Sanderling Venture Partners V Co-Investment Fund, L.P. filed with the Commission on November 20, 2002).